UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ecology and Environment, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

278878103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 278878103	Page 2 of 14 Pages

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 431,475
	9.	Sole dispositive power
	10.	Shared dispositive power 431,475
11.	Aggregate amount beneficially owned by each reporting person 431,475
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.5%
14.	Type of reporting person (see instructions) HC; IN

13D

CUSIP No. 278878103	Page 3 of 14 Pages

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 431,475
	9.	Sole dispositive power
	10.	Shared dispositive power 431,475
11.	Aggregate amount beneficially owned by each reporting person 431,475
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.5%
14.	Type of reporting person (see instructions) HC; IN

13D

CUSIP No. 278878103	Page 4 of 14 Pages

1.	Names of reporting persons Mill Road Capital II GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 431,475
	8.	Shared voting power
	9.	Sole dispositive power 431,475
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 431,475
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.5%
14.	Type of reporting person (see instructions) HC; OO

13D

CUSIP No. 278878103	Page 5 of 14 Pages

1.	Names of reporting persons. Mill Road Capital II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 431,475
	8.	Shared voting power
	9.	Sole dispositive power 431,475
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 431,475
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 278878103	Page 6 of 14 Pages

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Ecology and Environment, Inc., a New York corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 368 Pleasant View Drive, Lancaster, New York 14086.

Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement dated July 23, 2015, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.

CUSIP No. 278878103	Page 7 of 14 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 431,475 shares of Common Stock for approximately $4.75 million using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. Of such shares, the Reporting Persons acquired beneficial ownership of (i) 71,475 shares of Common Stock for $790,534.45 and (ii) 360,000 shares of Common Stock pursuant to the Purchase Agreements (as defined below) for a base aggregate purchase price of $3.96 million, which price may increase upon an acquisition of the Issuer within three years of the closing, as more fully described in Item 6 below and the Purchase Agreements.

On May 29, 2015, the Fund entered into four separate Stock Purchase Agreements (the “Purchase Agreements”) for the purchase of an aggregate of 360,000 shares of Common Stock from the Sellers (as defined below). These agreements are attached hereto as Exhibits 4 through 7 and more fully described in Item 6 below.

Item 4.	Purpose of Transaction

The Reporting Persons have been following the Issuer for almost a decade and, in recent years, have had numerous meetings and conversations with members of the Board of Directors and management of the Issuer and its representatives to discuss the Issuer’s history, operations, financial results, accomplishments and prospects. Based on these discussions as well as their own research and analysis, the Reporting Persons believe that the Common Stock represents an attractive investment opportunity and accordingly have made purchases of Common Stock in the ordinary course of business.

The Reporting Persons believe that the Issuer, as a small publicly traded company, is materially constrained in its ability to create ongoing shareholder value. The Issuer is burdened by high regulatory costs associated with being a small publicly traded company. With its highly illiquid stock, the Issuer is limited in its ability to allow the founding generation of managers to exit some or all of its equity ownership while transitioning managerial responsibilities and providing greater equity ownership to the next generation of management. The Reporting Persons believe that one opportunity to address these challenges would be to pursue a going-private transaction, which could be structured to provide significant benefits to key stakeholders, including immediate liquidity for most stockholders at a significant premium to historical trading prices and the possibility that certain key members of management might be offered an opportunity to establish or maintain an ongoing equity interest in the Issuer.

In August 2014, the Fund sent a letter to the Chairman of the Board of the Issuer indicating that the Fund was interested in leading a going-private transaction and that the Fund would be prepared to offer to acquire the outstanding shares of the Issuer at a substantial premium to the then-current trading price of such shares. A copy of the letter is filed as Exhibit 17 to this Schedule 13D. The letter did not include a proposed purchase price and indicated that a further proposal would require additional due diligence, including discussions with certain senior managers of the Issuer. Since that time, representatives of the Reporting Persons have had numerous conversations with representatives of the Issuer regarding the potential for such a transaction as well as the Issuer’s business in general.

CUSIP No. 278878103	Page 8 of 14 Pages

On July 20, 2015, Mr. Jacobs, a Management Committee Director of the Management Company, had a conversation with the Chairman of the Board of the Issuer in which Mr. Jacobs indicated that the Fund may have an interest in acquiring all of the outstanding shares of the Issuer not owned by the Fund at a price in the range of $13.00 to $14.00 per share, based on the assumption that the Fund would be able to negotiate other terms and conditions of such an acquisition that would be acceptable to the Fund, including securing support for the transaction from the Issuer’s Board of Directors, management, key employees and stockholders. Any such transaction might be structured as a merger, tender offer, asset purchase or other form of transaction.

The Reporting Persons currently expect that they will seek to engage in discussions with the Board of Directors and management of the Issuer about the possibility that the Fund may submit a non-binding indication of interest in such a transaction, but any such indication of interest would be contingent upon satisfactory completion of the Fund’s further due diligence review and additional financial analysis. Topics subject to review may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The submission of any such indication of interest would depend in part on the information made available to the Fund, the cooperation of management, the discovery of new information, the results of the Fund’s financial analysis and other factors, any or all of which could result in a decision to submit no indication of interest, to propose a lower price range, to impose additional terms and conditions or to pursue one or more alternative transactions.

If the Reporting Persons were to engage in any such transaction, they anticipate that, upon or following the consummation of any such transaction, (i) the Issuer’s Board of Directors would consist of persons selected by the Fund directly or indirectly as sole or majority stockholder of the Issuer, (ii) the Common Stock would cease to trade on any national securities exchange and would not be quoted in an inter-dealer quotation system of a registered national securities association, (iii) the Issuer would deregister the Common Stock under Section 12 of the Exchange Act and cease to file reports under Section 13 or 15(d) of the Exchange Act, (iv) the Issuer’s capitalization would change to facilitate the transaction and any related financing and (v) the Issuer’s dividend policy would change to facilitate any requirements of the Fund and any lenders.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described above, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

CUSIP No. 278878103	Page 9 of 14 Pages

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above and as described in Item 6 below, which is hereby incorporated by reference into this Item 4, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 2,981,337 shares of Common Stock, consisting of the sum of (i) 2,665,858 shares of Common Stock issued and outstanding as of June 1, 2015, as reported in the Issuer’s most recent quarterly report on Form 10-Q for the fiscal quarter ended May 2, 2015 and (ii) 315,479 shares of Common Stock that were issued after June 29, 2015 upon conversion of 315,479 shares of Class B common stock, par value $0.01 per share, of the Issuer (“Class B Common Stock”) by the Sellers in accordance with the Purchase Agreements. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of July 23, 2015, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 431,475 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and each of Messrs. Lynch and Scharfman has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP.

As a result of the satisfaction on July 13, 2015 of certain conditions to the consummation of the purchase by the Fund of 360,000 shares of Common Stock pursuant to the Purchase Agreements, each of the Fund, the GP and Messrs. Lynch and Scharfman may be deemed to have acquired beneficial ownership of such shares on that date. The transactions contemplated by the Purchase Agreements were subsequently consummated as described in more detail in Item 5(c) below.

CUSIP No. 278878103	Page 10 of 14 Pages

Accordingly, each of the Reporting Persons beneficially owns or may be deemed to beneficially own an aggregate of 431,475 shares of Common Stock, or approximately 14.5% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own or may be deemed to beneficially own, in the aggregate, 431,475 shares of Common Stock, or approximately 14.5% of the outstanding shares of Common Stock.

(c) As of July 13, 2015, each of the Reporting Persons may be deemed to have acquired beneficial ownership of 360,000 shares of Common Stock as a result of the satisfaction of certain conditions, set forth in the Purchase Agreements, to the consummation by the Fund of the purchase of such shares. Following the satisfaction of all of the conditions set forth in the Purchase Agreements, the Fund purchased such shares for a base purchase price equal to $11.00 per share plus certain other contingent consideration described more fully in Item 6 below and the Purchase Agreements. Specifically, the Fund purchased 81,521 shares of Common Stock on or about July 20, 2015, 35,081 shares of Common Stock on July 21, 2015 and 243,398 shares of Common Stock on July 22, 2015.

Except as set forth in the preceding sentence, no Reporting Person effected any transaction in shares of the Common Stock from May 24, 2015 (the date 60 days prior to the filing of this Schedule 13D) to July 23, 2015.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following description of certain agreements and other documents does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreements and other documents, copies of which are filed as Exhibits 4 through 16 to this Schedule 13D and are incorporated by reference in their entirety into this Item 6.

The Purchase Agreements

Together, the four separate Purchase Agreements provided for the purchase by the Fund from (a) the Trustees of the Gerhard J. Neumaier Testamentary Trust Under Article Fourth A and the Trustees of the Gerhard J. Neumaier Testamentary Trust Under Article Fourth B, (b) Kevin S. Neumaier, (c) Ellen E. Neumaier and (d) Kirsten Neumaier Shelly TOD and Michael A. Shelly TOD (each such seller being referred to in this Schedule 13D as a “Seller”) of an aggregate of 360,000 shares of Common Stock (the “Shares”). The base purchase price for the Shares was $11.00 per share, which was paid at the various closings of the transactions contemplated by the Purchase Agreements, as described in more detail in Item 5(c) above. If the Issuer is acquired within three years after such closing, the Purchase Agreements generally require the Fund to

CUSIP No. 278878103	Page 11 of 14 Pages

make an additional payment to the Sellers in an amount per Share equal to the excess of the price per share of Common Stock in such acquisition over such base purchase price per share (the “Make-Whole Amount”).

When the Purchase Agreements were executed, certain Sellers held shares of Class B Common Stock, which were convertible at the option of the holder into shares of Common Stock. In the Purchase Agreements, such Sellers agreed to convert shares of Class B Common Stock into shares of Common Stock, as necessary, in order to consummate the sale of the Shares pursuant to the Purchase Agreements. Prior to the sale of the Shares to the Fund, those Sellers converted an aggregate of 315,479 shares of Class B Common Stock into shares of Common Stock.

The Purchase Agreements contain customary representations, warranties, covenants and agreements. The consummation of the transactions contemplated by the Purchase Agreements was subject to the satisfaction of certain conditions, including the waiver, lapse or valid exercise of all rights pursuant to an agreement (the “Stockholders’ Agreement”) among certain stockholders of the Issuer, including Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel, to acquire any of the Shares. The Purchase Agreements provide that the Sellers are obligated to indemnify the Fund under certain circumstances based upon breaches by the Sellers of their representations, warranties, covenants or agreements in the Purchase Agreements.

In connection with the Purchase Agreements, the Fund entered into side letter agreements with each Seller (the “Side Letters”), and the relevant stockholders party to the Stockholders’ Agreement have executed and delivered a waiver of certain rights under the Stockholders’ Agreement (the “Waiver”) with respect to the transactions contemplated by certain of the Purchase Agreements, each of which is described below.

The Side Letters

Concurrently with the execution of the Purchase Agreements, each Seller entered into a Side Letter with the Fund. Pursuant to the Side Letters, each Seller agreed that if (i) the closing occurs under the Purchase Agreement between the Fund and such Seller or the number of shares of Common Stock available for sale to the Fund by such Seller pursuant to such Purchase Agreement is reduced to zero due to the valid exercise of the right of first refusal under the Stockholders’ Agreement and (ii) the Issuer is acquired (as more fully described in the Purchase Agreements) on or before the third anniversary of such closing by an acquirer other than the Management Company or any persons controlled, or whose investments are managed primarily, by the Management Company, then such Seller will pay to the Fund a termination fee equal to the product of the Make-Whole Amount and the number of shares being sold to the Fund by such Seller under the Purchase Agreement.

Waiver of Right of First Refusal

On July 13, 2015, the Reporting Persons received the Waiver executed by Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel. Pursuant to the Waiver, each of Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel irrevocably waived any rights that he had or may have had under the Stockholders’ Agreement, including a right of first refusal and a right of offer, to purchase certain of the Shares identified therein.

CUSIP No. 278878103	Page 12 of 14 Pages

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC and Mill Road Capital II, L.P. dated as of July 23, 2015.

Exhibit 2	Confirming Statement of Thomas E. Lynch dated as of July 23, 2015.

Exhibit 3	Confirming Statement of Scott P. Scharfman dated as of July 23, 2015.

Exhibit 4	Stock Purchase Agreement by and among the Trustees of the Gerhard J. Neumaier Testamentary Trust Under Article Fourth A, the Trustees of the Gerhard J. Neumaier Testamentary Trust Under Article Fourth B and Mill Road Capital II, L.P. dated as of May 29, 2015.

Exhibit 5	Stock Purchase Agreement by and between Kevin S. Neumaier and Mill Road Capital II, L.P. dated as of May 29, 2015.

Exhibit 6	Stock Purchase Agreement by and between Ellen E. Neumaier and Mill Road Capital II, L.P. dated as of May 29, 2015.

Exhibit 7	Stock Purchase Agreement by and among Kirsten Neumaier Shelly TOD, Michael A. Shelly TOD and Mill Road Capital II, L.P. dated as of May 29, 2015.

Exhibit 8	Side Letter Agreement by and between the Gerhard J. Neumaier Testamentary Trust Under Article Fourth A and Mill Road Capital II, L.P. dated as of May 29, 2015.

Exhibit 9	Side Letter Agreement by and between the Gerhard J. Neumaier Testamentary Trust Under Article Fourth B and Mill Road Capital II, L.P. dated as of May 29, 2015.

Exhibit 10	Side Letter Agreement by and between Kevin S. Neumaier and Mill Road Capital II, L.P. dated as of May 29, 2015.

Exhibit 11	Side Letter Agreement by and between Kevin S. Neumaier and Mill Road Capital II, L.P. dated as of May 29, 2015.

Exhibit 12	Side Letter Agreement by and between Ellen E. Neumaier and Mill Road Capital II, L.P. dated as of May 29, 2015.

CUSIP No. 278878103	Page 13 of 14 Pages

Exhibit 13	Side Letter Agreement by and between Kirsten Neumaier Shelly TOD and Mill Road Capital II, L.P. dated as of May 29, 2015.

Exhibit 14	Side Letter Agreement by and between Michael A. Shelly TOD and Mill Road Capital II, L.P. dated as of May 29, 2015.

Exhibit 15	Verification of Conversion and Waiver of Rights by and among Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel dated as of July 8, 2015 with respect to the sale of certain shares by the Trustees of the Gerhard J. Neumaier Testamentary Trust Under Article Fourth A and the Trustees of the Gerhard J. Neumaier Testamentary Trust Under Article Fourth B.

Exhibit 16	Verification of Conversion and Waiver of Rights by and among Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel dated as of July 8, 2015 with respect to the sale of certain shares by Kevin S. Neumaier.

Exhibit 17	Letter from Mill Road Capital Management, LLC to Frank B. Silvestro, the Chairman of the Board of Ecology and Environment, Inc., dated as of August 11, 2014.

[signature pages follow]

CUSIP No. 278878103	Page 14 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	July 23, 2015

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman